

June 6, 2014

Via E-mail
Dinara Akzhigitova
Chief Executive Officer
Mirax Corp.
Prospekt 60-letiya Oktyabrya, 18/1, App. 1
Moscow, Russia, 117218

> **Re:** **Mirax Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 22, 2014**
> **File No. 333-193498**

Dear Ms. Akzhigitova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 15

1. We note in your response to comment 5 in our letter dated April 28, 2014 that you have not subtracted the offering costs when arriving at the net tangible book value after the offering. If true, please provide us in your response with a tabular reconciliation at how you arrive at the pro forma amount of net tangible book value after the offering in the narrative for all three scenarios of share sold. More specifically, this reconciliation should make it clear how you arrived at the net tangible book value of $78,123, $48,123 and $18,123 as noted on page 16 of your current amendment. Please also note that your pro forma calculation of net tangible book value before and after the offering should be based on consistent dates.

Summary, page 27

2. We note your response to comment 9 in our letter dated April 28, 2014, however, we are unable to locate any revisions in response to this comment. Please amend your filing to remove any contradictory language relating to your ability to satisfy your cash requirements over the next twelve months.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: John T. Root, Jr.